Exhibit 99.1

Alcon Licenses Novel Anti-Infective Compounds for Eye, Ear and Sinus Infections from NovaCal

FORT WORTH, Texas – September 18, 2006 – Alcon, Inc. (NYSE: ACL) announced today that one of its affiliates has signed a collaboration and license agreement with NovaCal Pharmaceuticals, Inc. (“NovaCal”) to research, develop and commercialize NovaCal’s novel Aganocide™ compounds to treat infections of the eye, ear and sinus. Alcon said it believes NovaCal’s Aganocide™ compounds have the potential to be important in the treatment of such infections because of their broad application to bacterial, viral and fungal infections.

“These novel compounds represent a new class of potential drugs for the topical treatment of infections in the eye, ear and sinus,” said Scott Krueger, PhD, Alcon’s vice president R&D for pharmaceutical development. “We hope they eventually will add to our broad pipeline of new products in development, as well as to our portfolio of leading anti-infectives on the market today.”

Under the terms of the agreement, Alcon Manufacturing Limited will make an up front payment to NovaCal, as well as ongoing payments associated with the achievement of development milestones and approval of products incorporating Aganocide™ compounds. Alcon will also provide research funding to NovaCal as part of a collaborative research program. Alcon will be responsible for all clinical development costs and NovaCal will receive royalties on the sales of products containing any Aganocide™ compound.

“We are delighted by this important agreement with Alcon, who already has been conducting preliminary testing of NovaCal’s Aganocide™ compounds over the past year,” said Dr. Ron Najafi, Ph.D., Chairman and Chief Executive Officer of NovaCal. “We believe our partnership with Alcon is a major step forward in fully developing this new class of non-antibiotic anti-infective compounds.”

NovaCal retains all rights to the Aganocide™ compounds, including new compounds resulting from the collaboration, for other therapeutic indications and uses beyond eye, ear and sinus infections. NovaCal also retains the right to co-market products resulting from the agreement for ear and sinus infections in major Asian markets.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company’s web site at www.alconinc.com.

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Alcon Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the timely and successful development of Aganocide™ compounds, gaining FDA approval of drugs based on them and their potential for treating eye, ear and sinus infections. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of Alcon’s management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never be successful in developing and gaining FDA approval of drugs from these compounds, approval may take longer than we expect, and treatments developed by other companies may be or may be perceived to be more effective; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

About NovaCal Pharmaceuticals

Novacal is a private clinical stage biopharmaceutical company committed to developing its proprietary class of new, non-antibiotic anti-infective compounds, known as Aganocide compounds, and products based thereon. The Aganocide compounds destroy bacteria by attacking multiple sites and are also effective against bacteria that are protected by biofilm. NovaCal’s drug development programs are aimed at treating or preventing infections that have a major impact on patients including those caused by multi-drug resistant bacteria. NovaCal’s internal programs largely focus on hospital acquired infections that cause increased morbidity and mortality and that are difficult to treat with existing antibiotics. NovaCal’s first compound, NVC-101, is in exploratory clinical trials in the United States for the treatment of infected venous ulcers. NovaCal’s second compound, NVC-422, is expected to enter clinical trials in the first quarter of 2007. For more information on NovaCal please visit www.novacal.com

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NovaCal Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995 (the "Act"). NovaCal Pharmaceuticals, Inc. (the “Company”) disclaims any intent or obligation to update these forward-looking statements, and claims the protection of the Safe Harbor for forward-looking statements contained in the Act. Examples of such statements include, but are not limited to, any statements relating to the timing, scope or expected outcome of the Company's or its partner’s clinical development of its drug candidates, the potential benefits of the Company's drug candidates and the size of the potential market for the Company's products. Such statements are based on management's current expectations, but actual results may differ materially due to various factors. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in discovery, development, testing, regulatory approval, production and marketing of the Company's drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug candidates that could slow or prevent product approval or market acceptance (including the risk that current and past results of clinical trials are not necessarily indicative of future results of clinical trials), the uncertainty of patent protection for the Company's intellectual property or trade secrets, the Company's ability to obtain additional financing if necessary and unanticipated research and development and other costs. For further information regarding these and other risks related to the Company's business, investors should consult the Company's information at www.novacal.com.

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For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

doug.machatton@alconlabs.com

Carol Massey (Alcon Strategic Corporate Communications)

817-551-8058

Carol.massey@alconlabs.com

www.alconinc.com

Theresa Granados (NovaCal Investor Relations)

510-899-8870

investorrelations@novacal.com

www.novacal.com